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                                                                      EXHIBIT 12

                             VASTAR RESOURCES, INC.
                STATEMENT SETTING FORTH DETAIL OF COMPUTATION OF
                       RATIO OF EARNINGS TO FIXED CHARGES
                                  (Unaudited)

                                         For the three
                                         months ended
                                           March 31,
                                         -------------
                                         1999    1998
                                         -----  ------
                                     (Millions of dollars,
                                   except per share amounts)

Income from continuing operations
before income taxes, minority
interest and cumulative effect of
change in accounting principle(1)....... $(5.4)          $32.6
Fixed Charges:
Interest expense charged to income,
and portion of rentals
representative of interest(2)...........  21.6            12.6
Capitalized Interest....................   0.0             0.0
                                         -----           -----
Total fixed charges.....................  21.6            12.6
                                         -----           -----
Earnings (1) + (2)                       $16.2           $45.2
                                         =====           =====
Ratio of earnings to fixed charges         0.8             3.6
                                         =====           =====


The Company has no issuances of preferred stock.